May 20, 2009

Mr. Ron DiGiacomo, Esq.
Senior Vice President and General Counsel
USAA Acceptance, LLC
10750 McDermott Freeway
San Antonio, TX 78288

Re: USAA Acceptance, LLC
Registration Statement on Form S-3
Filed April 24, 2009
File No. 333-158741

Dear Mr. DiGiacomo:

We have limited our review of your filing to the issues described in our comments below. Please note that our limited review covers only those issues addressed in the comments. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask that you provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and we welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current or timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK

codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than *four* business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within four business days of each takedown.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

5. Please confirm that there are no delinquent assets in the pool. Otherwise, if any assets included in the pool are over thirty days delinquent, provide delinquency information for the pool. Refer to Items 1100(b) and 1111(c) of Regulation AB.

Prospectus Supplement Cover Page

6. Please revise to define the term "eligible collateral" as defined pursuant to TALF, and describe the basis for your belief that the offered notes meet these criteria.

7. In this regard, please clarify which notes will be eligible collateral by using a consistently defined term. We note that "offered notes," "notes," and "notes (other than any notes then retained by the depositor or conveyed to an affiliate of the depositor)" are used interchangeably to refer to the notes that are TALF eligible.

Summary of the Terms of the Notes, page S-5

8. Revise your discussion under "Term Asset-Backed Securities" on page S-14 to provide a very brief description of the material requirements the notes must meet to qualify as "eligible collateral" under TALF.

Statistical Information, page S-11

9. Please confirm that the variance between the pool information as of the statistical cut-off date and the cut-off date will not exceed five percent or you will file a Form 8-K to disclose the variance. We note your disclosure in the carryover paragraph on page S-12.

Risk Factors, page S-15

[Loss of TALF Eligibility or the Lack of Availability of a TALF Loan . . . , page S-22

10. Please revise to explain what a "collateral haircut" is and discuss any risk of loss as a result of the collateral haircut.

11. Please describe any circumstances which would cause the offered notes to lose their classification as "eligible collateral" as defined by TALF. Your risk factor discussion should also include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits, and deadlines for TALF funding. Also, please disclose any risks because the loans are non-recourse loans. Revise here and on page S-53 to disclose that the offered notes must be pledged as collateral to the FRBNY at the time of the loan subscription.

12. In this regard, please revise to disclose that a downgrade in the credit rating of the offered notes would prevent those notes from being used as collateral for additional TALF loans. Further revise to add a risk factor discussing risks related to the current economic climate, the U.S. automotive industry, and USAA Federal Savings Bank specifically, which might cause the ratings to be downgraded.

13. Please add additional disclosure regarding any risks because the FRBNY will enforce its rights in the collateral and sell the collateral to a special purpose vehicle established to manage such assets in the event that the borrower does not repay the loan.

[TALF Considerations, page S-53

14. Please revise the last sentence of the second paragraph to include the web address to TALF materials available on the FRBNY website.

15. Please revise the second bullet point under "As of the Cut-Off Date" to clarify, if true, that there are no exposures to cash-backed ABS or synthetic ABS.

16. Please revise your disclosure in the first bullet point following "On the closing date . . ." to state, if true, that each class of offered notes will not have received a credit rating below the highest investment grade-rating category from a major

nationally recognized statistical rating organization. Also, please revise the discussion on page S-54 regarding actions to be taken prior to closing to include disclosure regarding final credit rating letters.

Appendix A

17. Please revise the bullet points under paragraph 2 to add the determination that the securities will be cleared through The Depository Trust Company. Also, revise the last sentence of the second bullet point to state "The average life is less than or equal to five years."

18. Please confirm that the final signed certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Signatures

19. Please revise to include the signature of your principal executive officer in his individual capacity. Refer to Instruction 1 to Signatures on Form S-3.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3412.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile (312) 706-9271
        Stuart Litwin, Esq.
        Angela M. Ulum, Esq.
        Mayer Brown LLP